Exhibit 99.1

Super Group Announces Expiration and Results of its Offer to Exchange and Consent Solicitation Relating to its Warrants

New York, NY – December 12, 2022 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC”, “Super Group” or the “Company”) announced today the expiration and results of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase ordinary shares of the Company, no par value (the “Ordinary Shares”), which warrants trade on the New York Stock Exchange (“NYSE”) under the symbol “SGHC WS”(the “public warrants”) and (ii) private placement warrants to purchase Ordinary Shares (the “private placement warrants” and, together with the public warrants, the “warrants”). The Offer and Consent Solicitation expired at 12:01 a.m., Eastern Time, on December 12, 2022 (the “Expiration Date”).

The Company has been advised that 21,328,401 public warrants (including 118,953 public warrants tendered through guaranteed delivery), or approximately 94.79% of the outstanding public warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered warrants for exchange and settlement on or before December 14, 2022. In addition, pursuant to the Consent Solicitation, the Company received the approval of holders of approximately 94.79% of the outstanding public warrants and holders of approximately 100% of the outstanding private placement warrants to the amendment to the warrant agreement governing the warrants (the “Warrant Amendment”), which exceeds the 50% of outstanding public warrants and 50% of outstanding private placement warrants required to effect the Warrant Amendment. Accordingly, the Company and Continental Stock Transfer and Trust Company entered into the Warrant Amendment, dated December 12, 2022, and the Company announced that it will exercise its rights in accordance with the terms of the Warrant Amendment, (i) to exchange all remaining untendered public warrants for Ordinary Shares at a ratio of 0.225 Ordinary Shares per public warrant and (ii) to cancel any remaining private placement warrants for no consideration, following which, no public or private warrants will remain outstanding (together, the “Post-Offer Exchange”). The Company has fixed the date for the Post-Offer Exchange as December 26, 2022. The last day of trading for the warrants will be December 23, 2022.

As a result of the completion of the Offer and Consent Solicitation and the Post-Offer Exchange, no warrants will remain outstanding. Accordingly, the public warrants will be suspended from trading on the NYSE and will be delisted upon completion of the Post-Offer Exchange. The Ordinary Shares will continue to be listed and trade on the NYSE under the symbol “SGHC”. Following completion of the Offer and Consent Solicitation, there will be approximately 495,529,568 Ordinary Shares outstanding (an increase of approximately 1.09% from prior to the Expiration Date), and following completion of the Post-Offer Exchange there will be approximately 495,793,174 Ordinary Shares outstanding (an increase of approximately 1.14% from prior to the closing of the Expiration Date and the Post-Offer Exchange).

The Company also announced that its Registration Statement on Form F-4 (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and other exchange offer documents) filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2022, as amended on November 22, 2022 (as so amended, the “Registration Statement”), was declared effective by the SEC on December 9, 2022.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. The Offer and Consent Solicitation were made only pursuant to the terms and conditions of the Prospectus/Offer to Exchange and related letter of transmittal. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended (“Securities Act”).

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements include, but are not limited to, statements regarding the expected acceptance by the Company of all validly tendered warrants for exchange, the closing of the Offer and Consent Solicitation, and the consummation of the Post-Offer Exchange.

These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to those described under the caption “Risks Related to Our Warrants and the Offer to Exchange and Consent Solicitation” in the Registration Statement. Other potential risks and uncertainties that could cause actual results to differ from the results predicted include, among others, those risks and uncertainties included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 20, 2022, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Super Group does not give any assurance that it will achieve its expectations.

Contacts:

Investors:

investors@sghc.com

Media:

media@sghc.com

Source: Super Group